EXHIBIT 99.1

Changes to the President and CEO's conditions of employment

Hydro's Board of Directors has decided to make some changes to the conditions of employment for the President and CEO, in line with good corporate governance practice.

The Board wanted to discontinue a previous arrangement whereby the President and CEO was entitled to continue in the company from the age of 55 for seven years in a different capacity with a certain reduction in salary. The Board wanted in addition to ensure a stronger bond between the President and CEO and the company's shareholders through the former having a significant shareholding in Hydro.

This change to the employment agreement implies that the economic return for President and CEO, Eivind Reiten, will be lower than the previous arrangement allowed for. To compensate for this, the Board has decided to change the retirement age from 62 to 60 for the President and CEO and to make a one-time payment of NOK 4 million (approximately NOK 1.8 million after tax) to Reiten toward the purchase of Hydro shares. Reiten is bound to long-term ownership of these shares.

Contacts:

Cecilie Ditlev-Simonsen
Telephone (+47) 22 53 20 97
Cellular  (+47) 41 55 92 50
E-mail    Cecilie.Ditlev-Simonsen@hydro.com

Norsk Hydro ASA
Drammensveien 264
N-0240 Oslo Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com